Kingtone Wirelessinfo Solution Holding Ltd Reports First Fiscal Quarter 2010
Unaudited Financial Results

1QFY10 Revenue Up 43.7% to $3.0 Million

1QFY10 Gross Profits Up 44.1% to $2.5 Million

1QFY10 Net Income Up 63.6% to 1.76 Million

1QFY10 Diluted Earnings per ADS of $0.18

 XI'AN, China, June 24 /PRNewswire-Asia-FirstCall/ -- Kingtone Wirelessinfo Solution Holding Ltd. (Nasdaq: KONE) ("Kingtone" or the "Company"), a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced unaudited financial results for the first quarter of fiscal year 2010. The Company will release its second fiscal quarter results in mid July and third fiscal quarter results in early August and will hold a conference call on both occasions.

First Quarter 2010 Financial Highlights
-- Revenue increased 43.7% to $3.0 million from $2.1 million in the prior year period.
-- Gross profit increased 44.1% to $2.5 million from $1.8 million in the prior year period.
-- Gross margin increased to 83.2% from 83.0% in the prior year period.
-- Net income increased 63.6% to $1.76 million from $1.07 million in the prior year period.
-- Diluted earnings per ADS was $0.18. Each ADS represents one ordinary share.

Mr. Peng Zhang, the Company's Chief Executive Officer, stated, "First fiscal quarter results continue to demonstrate our ability to deliver sustained growth and our strong presence in China's mobile enterprise industry. These encouraging results attest to the growing power of the Kingtone brand and our reputation as a high quality and premium value software developer and provider. Our performance also reflects growing demand for our products across all product lines, driven by our comprehensive product offering, lower cost base, and continuous product development. We look forward to building on this momentum as we broaden our product portfolio throughout fiscal 2010. We are confident that we'll capitalize on the opportunities created by intensified government efforts and the growing enterprise awareness of mobile solutions in China driven by the need for greater efficiency in a highly competitive environment. As demand continues to increase for mobile enterprise solutions, we are well-positioned with a uniquely scalable model in our sector to capture compelling market opportunities."

First Quarter of fiscal 2010 Financial Performance

Net Revenues. First quarter of fiscal 2010 revenue increased by 43.7% to $2.97 million from $2.07 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 23.1% to $2.15 million compared to $1.74 million a year ago, mainly due to increased demand for the Company's vertical industry mobile enterprise application in Emergency response and Insurance claim.

Revenue from wireless system solution increased by 154.5% to $0.83 million compared to $0.33 million in the prior year, as the Company expanded industrial automation projects to new customers. There was no related party transaction in the first quarter of fiscal 2010.

Gross Profit and Gross Margin. For the first quarter of fiscal 2010, gross profit increased by 44.1% to $2.48 million from $1.72 million in the prior year. Gross margin was 83.2%, slightly higher than 83.0% a year ago. Gross profit from software solutions increased by 28.8% to $2.00 million from $1.56 million with gross margin increasing to 93.3% from 89.2%. Gross profit from wireless system solution increased by 191.3% to $0.47 million from $0.16 million with gross margin increasing to 57.0% to from 49.7%. The slight increase in gross margin was mainly due to the increased gross margin from software solutions comparing to the prior year period.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2010 were $0.27 million, slightly lower than $0.28 million in the prior year, representing a year-over-year decrease of 2.2%.

Selling and marketing expenses decreased by 5.1% year over year to $0.09 million in the first quarter of fiscal 2010 from $0.10 million for the same period prior year, and represented 3.1% and 4.7% of our revenues for the first quarter of fiscal 2010 and 2009, respectively. The company expects its selling and marketing expenses to increase in the near future as we increase our business development efforts, hire more sales personnel and initiate additional marketing programs to further build our brand.

General and administrative expenses were approximately $0.14 million in the first quarter of fiscal 2010, a decrease of 7.2% from $0.15 million a year ago, and represented 4.8% and 7.4% of our revenues for the first quarter of fiscal 2010 and 2009, respectively. The company expects its general and administrative expenses to increase in the near future as we incur costs to comply with the requirements imposed on a public company in the U.S. and to conduct financing and investor relations activities.

Research and development expenses were approximately $0.04 million in the first quarter of fiscal 2010, an increase of 35.7% from $0.03 million comparing to the same period prior year, and represented 1.3% and 1.4% of our revenues for the first quarter of fiscal 2010 and 2009, respectively. The company expects its research and development expenses to increase in both dollar amount and as a percentage of revenues as it plans to hire more engineers, upgrade its middleware platform and develop new software applications.

Income from Operations. Income from operations  increased by 53.1% to $2.20 million in the first quarter of fiscal 2010 from $1.44 million in the comparable period of fiscal 2009, primarily due to the growth in net revenues.

Net Income. Net income was $1.76 million in the first quarter of fiscal 2010, compared to $1.07 million in the prior year's first quarter, an increase of 63.6%. Net income stood at 59.0% and 51.9% of total net revenues for the first quarters of fiscal 2010 and 2009, respectively. Basic and diluted earnings per share was $0.18 in the first quarter of fiscal 2010, compared to $0.11 in the first quarter of fiscal 2009. The Company had 10 million ordinary shares outstanding as of December 31, 2009 and 2008, respectively.

Cash and Cash Equivalents. As of December 31, 2009, the Company had cash and bank deposits of $0.99 million, compared to $0.34 million as of September 30, 2009(1). Cash flows used in operating activities for the period ended December 31, 2009 were approximately $0.15 million, compared to approximately $0.15 million cash flows provided by operating activities in the prior year period as a result of decreases in advances from customers. Depreciation and amortization expenses were $0.03 million for the first quarter of fiscal 2010 and 2009, respectively.

Financial Outlook

Ms Ying Yang, Chief Financial Officer, stated, "As we move forward through fiscal 2010, our competitive position remains strong and we are poised for future growth supported by our high-margin software applications and quality customer support services. With this in mind, we expect to generate total revenues for the full fiscal year of 2010 in the range of $15.6 million to $17.4 million, as compared to total revenues of $11.2 million for the full fiscal year of 2009, and net income for the full fiscal year of 2010 in the range of $7.6 million and $8.1 million, as compared to net income of $5.3 million for the full fiscal year of 2009." This forecast reflects the Company's current and preliminary view, which is subject to change.

Note (1):
On March 2010, our board of directors approved a change in ourfiscal year end from November 30 to September 30 in order to coincide with the fiscal year end of Kingtone Information, our contractually-controlled subsidiary.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware, which enables wireless interactivity across many protocols, devices, and platforms.

For more information, please visit Kingtone's website at http://www.kingtoneinfo.com ..

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends" and "future" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's final prospectus, dated May 14, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contact Information

Kingtone WirelessInfo Solution Holding Ltd.
Ms. Ying Yang, Chief Financial Officer
Tel:   +1-626-623-2575 (US)
  +86-134-6895-0909 (China)
Email: yangying@kingtoneinfo.com

Christensen
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Yuanyuan Chen
Tel:   +86-10-5971-2001
Email: ychen@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars, except shares and per share data)

	As of	As of
	December 31,	November 30,
	2009	2009

ASSETS
Current assets
Cash	$985	$344
Accounts receivable, net of allowance	3,931	2,353
Unbilled revenue	--	178
Amounts due from related companies	4	--
Inventories	263	127
Other receivables and prepayments	925	1,012
Total Current Assets	6,108	4,014

Deposit to purchase building	12,200	12,200
Property and Equipment, net	1,665	1,693
	$19,973	$17,907

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$1,184	$1,409
Advances from customers	645	1,398
Other payables and accruals	561	559
Taxes payable	1,091	601
Amounts due to shareholder	1,000	200
Short-term bank loan	3,437	3,437
Dividend payable	1,177	1,177
Total Current Liabilities	9,095	8,781

Commitments and contingencies

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD
STOCKHOLDERS' EQUITY
Common Stock ($.001 par value,
100,000,000 shares authorized, and
10,000,000 shares issued and outstanding)	10	10
XI'AN KINGTONE INFORMATION TECHNOLOGY CO., LTD
STOCKHOLDERS' EQUITY
Paid-in capital	--	6,897
Additional paid-in capital	7,113	216
Appropriated retained earnings	843	231
Unappropriated retained earnings	1,800	657
Accumulated other comprehensive income	1,112	1,115
	10,868	9,116
Total Stockholders' Equity	10,878	9,126
	$19,973	$17,907

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except shares and per share data)

	For the quarters ended December 31,
	2009	2008

Revenue
Software solution	$2,147	$1,744
Wireless system solution	827	325
Total Net Revenue	2,974	2,069

Cost of Sales
Software solution	143	189
Wireless system solution	356	163
Total Cost of Sales	499	352

Gross margin	2,475	1,717

Operating expenses
Selling and marketing expenses	93	98
General and administrative expenses	142	153
Research and development expenses	38	28
	273	279

Income from operations	2,202	1,438

Other income(expense)
Interest expense	(72)	(162)
Other income	7	--
Other expenses	(54)	--
	(119)	(162)

Income before income tax expense	2,083	1,276
Income tax expense	328	203

Net income	1,755	1,073
Other comprehensive income
Foreign currency translation gain	0	1

Comprehensive income	$1,755	$1,074

Net earnings per ordinary share
Basic and diluted	$0.18	$0.11

Weighted average number of ordinary shares outstanding
Basic and diluted	10,000,000	10,000,000

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASHFLOWS
(Expressed in thousands of U.S. Dollars, except shares and per share data)

	For the quarters ended
	December 31,
	2009	2008

Cash flows from operating activities
Net income	1,755		1,138
Depreciation and amortization	32		34
Disposal of fixed assets	--		--
Subsidy income recognized from deferred government grant	--		--
Changes in operating assets and liabilities
Accounts receivable	(1,578)		(125)
Other receivables and prepayments	88		(1,451)
Unbilled revenue	177		--
Inventories	(136)		(1,540)
Accounts payable	(225)		1,318
Advances from customers	(754)		610
Other payables and accruals	2		93
Taxes payable	490		118
Deferred government grant	--		(50)
Net cash provided by /(used in) operating activities	(149)		145

Cash flows from investing activities
Purchases of property and equipment	(4)		(3)
Net cash used in investing activities	(4)		(3)

Cash flows from financing activities
Increase in short-term bank loan	--		--
Repayment of short-term bank loan	--		(73)
Collection from due to related-party companies	--		--
Repayment of loan from non- related companies	--		--
Collection from loan to non related-party companies	(4)		--
Cash received from the capital contribution	--		--
Amounts due to shareholder	800		--
Dividend paid	--		--
Net cash provided by /(used in) financing activities	796		(73)

Effect of exchange rate fluctuation on cash and cash equivalents	(2)		--

Net increase in cash and cash equivalents	641		69
Cash and cash equivalents at beginning of period	344		9
Cash and cash equivalents at end of period	985		78

Supplemental disclosure of cash flow information
Interest paid	72		162
Income taxes paid	$--	$

SOURCE  Kingtone Wirelessinfo Solution Holding Ltd.